COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

05012445

November 7, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 08 2005
WASH, D.C.
185

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation of (i) Commerzbank's recently released unaudited Interim Report for the fiscal quarter ended as of September 30, 2005 including consolidated financial results for the Commerzbank Group, and (ii) a press release issued last Thursday in connection with the recent Interim Report release. These items are also published on Commerzbank's website. These items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Press release

For the business editor

November 3, 2005

SEC File No. 082-02523

CIK 0000852933

Interim report as of September 30, 2005:

Commerzbank exceeds expectations in 3rd quarter with 262m euro consolidated net profit

Defying the tendency of recent years, Commerzbank this year achieved one of the best third-quarter results in its history, surpassing internal as well as external expectations. Both the operating profit of 419m euros and the consolidated net profit of 262m euros are not only far stronger than the comparable year-ago figures but are also well above those of the second quarter.

The figures reflect a further decline in provisioning and strong expansion in the trading profit. At the same time, the ongoing upward trend for net commission income and healthy net interest income underlines the improved earnings quality. All the major business lines performed well in the third quarter, making important contributions to the overall result. This shows that the recent tough restructuring, the various programmes to boost revenues and the persistently tight control over costs are now bearing fruit.

Confidence about the annual results and prospect of higher dividend

Altogether after nine months, Commerzbank's operating profit stands at 1,251m euros, practically a quarter higher than for the whole of last year. Not only have operating expenses been lowered again, by a good 1%, but also – and especially encouraging – revenues have improved by almost 9%.

The consolidated net profit of 832m euros after nine months was even more than double that for last year as a whole, which was affected by restructuring charges. The earnings per share of 1.40 euros – as against 0.46 euros for the comparable period of 2004 – indicates the remarkable progress made. The bank is aiming for an after-tax return on equity of over 8% this year (excluding extraordinary profits from the disposal of investments). After nine months, this ratio was an

Commerzbank AG
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annualized 12.1%, and was thus ahead of target. The operating cost/income ratio improved year-on-year from 69.0% to 64.9%.
If this positive development is maintained in the final quarter, " we intend to have shareholders participate in our success in the form of a higher dividend payment", the management board writes in the interim report.

The board also considers it encouraging that the revaluation reserve has now risen to 1.78bn euros. Two-thirds of these reserves come from equities, even though the bank has systematically reduced its non-strategic investments. While the core capital ratio as of September 30 is shown slightly lower, at 6.7%, it remains at a comfortable level. With the net result achieved up to now included, it even stands at 7.2%.

All the revenue components positive

All of the major revenue components registered marked progress in a year-on-year comparison. At 2,339m euros, net interest income was a good 3% higher, among other things because the bank has now returned to a growth course. As a result, the consolidated balance-sheet total of 458bn euros at end-September was almost 8% higher than at end-2004. There is a similar tendency for risk-weighted assets, which expanded by practically 7bn euros during this period to reach 146.6bn euros.

Provisioning continues to develop very positively. Thanks to a persistent easing of credit risk and the conservative provisioning policy pursued in the past, it was possible to reduce it again to a budgeted figure of under 680m euros for 2005 as a whole.

There is also a constant improvement in net commission income. Above all in securities business on behalf of customers and asset management, but also in payments and foreign commercial business, revenues are pointing clearly upwards.

After the setback in the second quarter, Commerzbank – with support from the markets – produced a strong trading profit in the third quarter. At 490m euros from January to September, it was 12.4% higher than last year. There was little change, however, in the net result on the investments and securities portfolio. The 79m euros for the third quarter includes a profit of roughly 25m euros from the disposal of a 10% stake in Heidelberger Druckmaschinen AG.

Segments produce excellent performance

The private and business customers segment generated a stable operating profit of 80m euros in the third quarter. Altogether after nine

months, the figure was 233m euros, representing a return on equity of 16.5%.
The slight year-on-year decline is in line with the expectations of the management board and is entirely attributable to higher costs in connection with investments in the future of this business line. These relate, for instance, to the programmes in private banking, for business customers, and at the subsidiary comdirect bank as well as the setting-up of more "branches of the future".

Asset management performed far better in the third quarter than in the preceding three months. Up to September, an operating profit of exactly 100m euros was achieved. While the return on equity of 25.3% is lower than in 2004, it still represents a good level.

The *Mittelstand* segment reveals an impressive development. Given higher income from commission-earning and trading transactions, combined with lower provisioning, it generated a strong result of 103m euros in the third quarter as well. Included here are the good figures of the Polish subsidiary BRE Bank. In the first nine months, the return on equity surged year-on-year from 5.4% to a good 12.2%.

The sharp improvement in results in international corporate banking is partly due to one-off gains. All in all, the management board is not yet satisfied with international corporate customer business. For this reason, it is launching a programme to improve earnings power and reduce costs.

The restructuring of investment banking to form the corporates & markets segment, introduced exactly one year ago and implemented in the meantime, is already bearing fruit. By reducing risk and volatility, by cutting costs and concentrating on customer-based business, the stage has been set for achieving more stable results in the future than in the past. In this way, with support from the markets, the weakness of the second quarter has already been overcome. The 82m euro operating profit is the best third-quarter result to date in this area.

Commerzbank is deriving a lot of pleasure from its participations in mortgage banks. The operating profit rose again in the third quarter to reach 98m euros. After nine months, the return on equity stood at an impressive 34.4%, surpassing all the other segments of the bank. Here, the management board expects stable profit contributions in the future as well.

The complete interim report is available on the internet at
https://www.commerzbank.com/aktionaere/konzern/2005/zb051103/index.html.

Commerzbank Group: income statement (in million euros):

	Jan.-Sept. 2005	Jan.-Sept. 2004[1]	QIII 2005	QIII 2004[1]
Net interest income	2,339	2,266	771	719
Provision for possible loan losses	(526)	(651)	(151)	(199)
Net commission income	1,770	1,680	599	526
Trading profit	490	436	217	(9)
Hedging result	(22)	7	(5)	14
Net result on investments/ securities portfolio	457	257	79	23
Other operating result	35	184	6	35
Operating expenses	3,292	3,334	1,097	1,086
Operating profit	**1,251**	**845**	**419**	**23**
Amortization of goodwill	-	61	-	20
Restructuring expenses	-	132	-	132
Pre-tax profit	**1,251**	**652**	**419**	**(129)**
Taxes	325	306	126	71
After-tax profit	**926**	**346**	**293**	**(200)**
Consolidated net profit	**832**	**270**	**262**	**(216)**
Earnings per share in euros	1.40	0.46		
After-tax return on equity[2]	12.1%	3.9%		
Operating cost/income ratio	64.9%	69.0%		

1) Retroactively for 2004 as well, the new IAS/IFRS rules valid as from 1.1.2005 give rise to minor changes compared with previous accounting.

2) annualized.

Minus figures in parentheses

interim report
as of september 30, 2005

COMMERZBANK



highlights of commerzbank group

	1.1.–30.9.2005	1.1.–30.9.2004
Income statement		
Operating profit (€ m)	1,251	845
Operating profit per share (€)	2.11	1.42
Pre-tax profit (€ m)	1,251	652
Net profit (€ m)	832	270
Earnings per share (€)	1.40	0.46
Operating return on equity[1] (%)	16.7	11.0
Cost/income ratio in operating business (%)	64.9	69.0
After-tax return on equity[2] (%)	12.1	3.9

	30.9.2005	31.12.2004
Balance sheet		
Balance-sheet total (€ bn)	458.1	424.9
Risk-weighted assets according to BIS (€ bn)	146.6	139.7
Equity as shown in balance sheet (€ bn)	11.6	11.0
Own funds as shown in balance sheet (€ bn)	20.2	19.9
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	6.8	7.8
Core capital ratio, including market-risk position (%)	6.7	7.5
Own funds ratio (%)	11.4	12.6

	30.9.2005	30.9.2004
Commerzbank share		
Number of shares issued (million units)	599.1	597.9
Share price (€, 1.1.–30.9.) high	23.00	16.49
low	15.17	12.65
Book value per share[3] (€)	19.97	17.87
Market capitalization (€ bn)	13.6	9.0
Staff		
Germany	25,584	25,689
Abroad	7,646	7,517
Total	33,230	33,206
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

1) annualized; 2) annualized, after profits/losses attributable to minority interests; 3) excluding cash flow hedges

The figures contained in this report are unaudited.

interim report as of september 30, 2005

To our shareholders

The result for the first nine months of this year confirms that the Commerzbank Group remains on the right course. The restructuring of our business lines, the various programmes to boost earnings and our persistently tight control over costs are bearing fruit. All told, revenues increased by almost 9%, while expenses were even slightly down on their low year-ago level. Our results also benefited from the more buoyant capital markets. For some weeks now, the economy has been picking up somewhat. All in all, we are quite positive as regards the Bank's future development.

Encouraging €364m rise in revenues

Our net interest income reached €771m in the third quarter. The decline on the second quarter is quite normal for time of year and is attributable to lower dividend income. Compared with the same quarter of 2004, we achieved an increase of €52m. Overall, we post net interest income of €2.34bn for the first nine months, 3.2% more than in the same period of 2004.

The development of our risk provisioning continues to be very encouraging. Our assumption that the need to form loan-loss reserves would be further reduced has proved correct. We earmarked €151m in this connection for the third quarter, as against €177m in the previous quarter. As things stand today, we require provisioning of less than €680m for the full year.

The upward trend in our net commission income continued. At €599m, it was even slightly stronger in the third quarter than in the good second quarter. The first nine months yielded altogether €1.77bn, 5.4% more than in the same period of 2004. We achieved marked increases in some cases in securities transactions on behalf of our customers, in asset management, payments and foreign commercial business. Commission income from syndicated business alone declined.

Our trading profit registered an improvement on the poor second quarter. We benefited from the favourable market conditions and achieved €228m in trading, as against a mere €68m in the previous three months, when one-off charges in connection with the closure of our special situations desk were felt. With the result on the measurement of derivative financial instruments and the application of the fair value option taken into consideration, €217m remains. All told, we registered a trading profit of €490m between January and September, 12.4% more than in the same period of 2004.

The net result for the investments and securities portfolio was on a par with the previous quarter. The €79m which appears in the income statement includes not only the revenues from our treasury activities but also the disposal gain on our interest in Heidelberger Druck, amounting to around €25m. In the first nine months of 2005, we achieved altogether €457m, 77.8% more than a year earlier. This was largely attributable to the first quarter when we disposed of our shareholdings in MAN and Unibanco. So far this year, we have a net contribution of €206m from our participations management; on the one hand, this represents the income from dividends and the proceeds from disposals and, on the other, refinancing costs and write-downs.

The other result, mainly consisting of building and architects' services as well as allocations to and reversals of provisions, reached €35m in the first nine months, as against €184m in 2004.

Cost discipline remains strong

At €1,097m, operating expenses in the third quarter were slightly higher than in the preceding three months. This was due solely to personnel costs, as we formed a provision for a new form of performance-based remuneration. It is to be paid in the first quarter of every year, dependent upon whether return-on-equity targets which increase the Bank's value are achieved. There was hardly any change year-on-year in the number of staff; at end-September, it was 33,230 (previous year: 33,206). Other operating

expenses and depreciation declined further. Our operating expenses amounted to €3.29bn between January and September, 1.3% less than a year earlier.

In operational terms, one of the best third quarters in the Bank's history

The operating profit, which is the balance on all income and expenses, reached €419m in the third quarter, as against €291m in the previous quarter and only €23m in the same period of 2004. In the year to date, we have earned €1,251m in operating business, 48% more than in the first nine months of last year. After taxes of €325m and minority interests of €94m have been deducted, a consolidated net profit of €832m remains. With an average of 594.2m shares issued, this translates into earnings per share of €1.40, compared with €0.40 a year previously.

Group balance-sheet total continues to expand

The balance-sheet total of the Commerzbank Group was 7.8% stronger than at end-2004, reaching €458.1bn. Above all, claims and liabilities from business with our customers rose by €14.5bn and €13.7bn, respectively. We raised our securitized liabilities by €6.6bn. While profit-sharing certificates and subordinated liabilities contracted by altogether 3.5%, our equity expanded by 5.3% to €11.6bn. Subscribed capital and the capital reserve increased slightly due to the issue of shares to our staff. The development of the revaluation reserve was encouraging; despite several disposals of interests, at €1.78bn it was 11.4% higher than at end-2004 and a good 18% higher than three months earlier. Two-thirds of the reserves come from equities and one third from fixed-income securities. Above all, though, equity as shown in the balance sheet expanded thanks to the inclusion of the profit for the first nine months.

By contrast, core capital, which does not include the consolidated profit, was just over €0.7bn lower than at the start of the year. For one thing, this reflected the inclusion of capital investment companies in the list of consolidated companies. For another, we have raised our interests in Commerzbank Europe and comdirect bank. Risk-weighted assets, however, expanded by 4.9% to €146.6bn. At end-September, therefore, the core capital ratio stood at 6.7%, compared with 7.5% at end-2004. Our own funds ratio receded from 12.6% to 11.4%. If we were to recognize the interim profit, the core capital ratio would be 7.2%.

New Group reporting proves its worth

Since January 2005, our segment reporting has had a new structure; it now offers even greater transparency. In the interest of comparability, we have adjusted the year-ago figures. The composition of the individual segments is described in detail on page 14 of this report.

Private and Business Customers produces stable revenues

Revenue in this segment was €513m compared with €499m in the second quarter. Net interest income rose by €18m, reflecting the expiry of special interest conditions in connection with campaigns to gain new customers. Provisioning remained unchanged. Net commission income was €5m lower. While revenue from securities transactions was stronger, commissions on lending and bancassurance business declined. Operating expenses rose by €18m; this increase was due to the already mentioned provision for bonuses. The operating profit receded, therefore, from €84m in the previous quarter to €80m.

In the first nine months as a whole, we generated an operating profit of €233m, as against €253m in the same period of 2004. The operating return on equity reached 16.5%, compared with 17.9% a year earlier. The cost/income ratio increased from 76.0% to 77.4%.

The marginal year-on-year decline in results is in line with our planning; it is solely due to higher operating expenses. We are satisfied with earnings performance. We are investing in the future of this segment, focusing mainly on high-quality advisory and concentrating on attractive customer brackets. We are increasing our market impact by means of growth programmes in private banking, for business customers and at comdirect bank, as well as by setting up more efficiently functioning "branches of the future". So far this year, we have already converted 84 branches to this modern format.

Asset Management buoyed by the market

Revenue in this business line was up by €15m on the previous quarter, mainly on account of higher net commission income. As operating expenses fell by almost 12%, the operating profit in the third quarter, at €46m, was much better than in the second, when we achieved only €17m. However, the second quarter was weighed down by high non-recurring charges.

All told, we post an operating profit of €100m for the January-September period, as against €135m a year earlier. The operating return on equity receded from 31.9% to 25.3%, and the cost/income ratio deteriorated from 68.4% to 75.9%. The reason for this was that we had booked significant one-off earnings in the 2004 financial year.

The improvement on the second quarter, and especially the stronger year-on-year net commission income, reflect the favourable market environment. In Germany, we intend to strengthen the market position of Cominvest. For this purpose, we are relying in particular on innovative and attractive products, which we are devising by drawing upon the expertise of our units in the United Kingdom and France.

Mittelstand a success story

Our *Mittelstand* segment is producing impressive performance. While it was not possible in the third quarter to raise the operating profit above its level in the previous three-month period, revenue was €17m higher. For one thing, this was due to a further reduction of provisioning. For another, increases were registered for net commission income and the trading profit. The provision for bonuses imposed a burden on this segment as well; in addition, BRE Bank invested in order to expand its business activities. As a result, operating expenses were also €17m higher.

We achieved an operating profit of €274m for the first nine months – an encouragingly strong rise compared with the €108m for the same period of 2004. The operating return on equity surged from 5.4% to a good 12.2%; the cost/income ratio improved slightly from 55.4% to 54.9%.

Our "Move to the Top" programme, with which we are principally strengthening our sales activities, and the streamlining of our business procedures, will give the *Mittelstand* segment another powerful boost. We are confident that we can achieve our ambitious targets as planned.

Unsatisfactory trend in International Corporate Banking

In the third quarter, earnings in our international corporate customer business rose by €36m. However, the increase was due in part to non-recurring income, as we received interest payments on interest-free claims. Provisioning made an important contribution towards improving earnings, showing a positive balance of €9m in the third quarter, as provisions were reversed at our non-European units. Operating expenses remained flat, enabling the operating profit to increase from €45m in the previous quarter to €80m.

So far this year, we have achieved an operating profit of altogether €156m, compared with €196m in the first nine months of 2004. The operating return on equity fell from 19.2% to 15.5%, while the cost/income ratio climbed from a very good 42.7% to 51.8%.

We are not satisfied with the earnings performance of this segment. For this reason, we are launching a programme to improve profitability and reduce costs.

Corporates & Markets back on a successful course

After the setback in the second quarter, we managed to lift earnings considerably again in Corporates & Markets. The main factor here was the trading profit. Operating expenses were down by €15m. This gave rise to an operating profit of €82m, as against -€55m in the preceding quarter. Compared with the minus in the third quarter of 2004, this even represents a positive swing of €229m.

The first nine months of 2005 prove that we adopted the right course in refocusing our investment banking and setting up the Corporates & Markets segment. Overall, we have an operating profit of €126m, as

against -€36m a year earlier. The return on equity improved from -2.4% to 9.2% and the cost/income ratio from 103.5% to 82.1%. Our belief that we would be able to perform successfully after shouldering the restructuring charges has been confirmed. We have set the stage for this business line to generate more stable profit contributions in future.

Excellent performance at Mortgage Banks

In the third quarter, Mortgage Banks even improved upon the excellent result in the previous quarter. Overall, revenue increased from €100m to €108m, with the contribution of Eurohypo stable at €31m. Operating expenses remained at the low level of the preceding quarters. The operating profit expanded from €90m in the second quarter to €98m.

All told, therefore, Mortgage Banks contributed €257m to the Group's overall result in the first nine months. In the previous year, the operating profit was €92m; however, this figure did not yet cover the Eurohypo share. The operating return on equity reached 34.4%, compared with 12.1% a year earlier. The cost/income ratio improved from 19.5% to an outstanding 9.6%. We expect further stable profit contributions from this segment.

Encouraging development of Group overall

From January to September, we achieved an operating return on equity of 16.7%, or 12.1% after taxes. A year earlier, the figures were 11.0% and 3.9%, respectively. The cost/income ratio improved from 69.0% to 64.9%. We will probably exceed our targets for 2005. For the year as a whole, we are aiming for an after-tax return on equity of over 8%, with extraordinary income from participations not included, though. The cost/income ratio is to be held below 69%. Should the positive development continue, we intend to have shareholders participate in our success in the form of a higher dividend payment.

Frankfurt am Main, November 2005
The Board of Managing Directors



Declaration of compliance with the International Financial Reporting Standards (IFRS) and German Accounting Standard no. 6 (GAS 6) – Accounting principles and consolidated companies –

Accounting principles

Our interim financial statements as of September 30, 2005, were prepared in accordance with the Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July, 2002, and Regulation (EC) No. 2086/2004 of the EU Commission on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB). These financial statements are based on the IAS/IFRS rules adopted by the EU Commission as part of the endorsement process. With the exception of IAS 39, all the standards have been recognized. Certain provisions of IAS 39 relating to the application of the unrestricted fair value option and to hedge accounting have been excluded. With the exceptions stated below, we have employed the same accounting and measurement methods in preparing this interim report as in our consolidated financial statements as of December 31, 2004, page 100ff.

1. Claims on banks and customers

Up to now, we have distinguished in our accounting between claims originated by the Bank and those acquired in the secondary market:

- Claims originated by the Bank appeared as Claims on banks or Claims on customers at amortized cost. Disposal gains or losses were recognized under Net interest income.
- Claims acquired in the secondary market (above all promissory notes) were shown at their fair value in the Investments and securities portfolio. Disposal gains or losses were recognized under Net result on investments and securities portfolio (available for sale).

Under the new rules of IAS 39, the accounting of claims from now on will reflect whether they are listed in an active market or not. Accordingly,

- claims not quoted in an active market will appear at amortized cost as Claims on banks or Claims on customers, with disposal gains or losses recognized under Net interest income;
- claims quoted in an active market will appear at their fair value, with disposal gains or losses recognized under Net result on investments and securities portfolio (available for sale).

In order to make comparisons easier, we have similarly adjusted the year-ago levels and the figures in the income statement. This has had no effect on the consolidated profit.

2. Amortization of goodwill

Up to now, goodwill has been amortized over 15 years, using the straight-line method. In accordance with the reformulated rule of IFRS 3, no regular amortization of goodwill will be made after January 1, 2005. However, as previously, goodwill will be subjected to an impairment test at least once a year. As this change has to be applied prospectively, we have not adjusted the figures for last year.

3. Minority interests

Minority interests in the Bank's equity have been shown separately from equity under Minority interests. In accordance with the reformulated IAS 1, minority interests appear within equity since January 1, 2005.

4. Staff remuneration plans

Up to now, provisions have been formed for staff remuneration plans which seem likely to be used and have been charged to operating expenses. IFRS 2, which has to be applied as from January 1, 2005, also provides for the fair value of staff remuneration plans to be recognized under expenses – spread across the lifetime of the plans. Recognition of the plans in the balance sheet distinguishes whether payment to the employee is settled in cash or in the form of equities:

- Cash settled plans appear in the balance sheet as a provision.
- Equity settled plans appear in the balance sheet under equity.

This amendment has had to be applied retroactively. As a result, we have adjusted last year's figures for personnel expenses, provisions and equity. The consolidated profit shown last year was reduced by €31m.

5. Fair value option

In the version of IAS 39 valid as from January 1, 2005, the fair value option has been introduced as an additional measurement possibility. It enables companies preparing their accounts to apply voluntarily the fair value principle on initial recognition when measuring financial instruments which do not have to be measured according to this principle. In endorsing IAS 39, the EU Commission did not permit the fair value option to be applied to financial liabilities. Changes in measurement are recognized in the income statement under Trading profit.

This regulation also had to be applied retroactively. However, the year-ago amount was a mere €0.2m.

Consolidated companies

As of January 1, 2005, our former subsidiary von der Heydt-Kersten & Söhne, Wuppertal, and KEB Commerz Investment Trust Management Company Ltd., Seoul, included on an at equity basis, were removed from the list of consolidated companies. We also excluded the special-purpose entity COMAS Strategy Fund I Limited, Grand Cayman, from the list of consolidated companies, as it no longer met the requirements for consolidation.

In the second quarter of 2005, the company Hibernia Sigma Beteiligungsgesellschaft mbH, Frankfurt am Main, was included in the list of consolidated companies for the first time, while Hibernia Gamma Beteiligungsgesellschaft mbH, Frankfurt am Main, and Hibernia Eta Beteiligungsgesellschaft mbH, Frankfurt am Main, were included in the third quarter of 2005 for the first time. Hibernia Gamma Beteiligungsgesellschaft mbH, Frankfurt am Main, acquired 31% of the shares of Commerzbank Europe (Ireland), Dublin, which had previously been held by an external shareholder.

The subsidiaries Hibernia Sigma Beteiligungsgesellschaft mbH, Frankfurt am Main, and Hibernia Eta Beteiligungsgesellschaft mbH, Frankfurt am Main, each took over 10% of the shares directly held by Commerzbank AG in Commerzbank Europe (Ireland). We have a 55% interest in Hibernia Sigma; our stake in Hibernia Gamma is 100%. All told, the directly and indirectly held shares in Commerzbank Europe (Ireland) increased to 66.5%. Due to the above-mentioned transactions, minority interests in the consolidated balance sheet were reduced by €149m. There was no other material impact on the Group's net assets, financial position and results of operations.

In July 2005, we acquired 21.32% of the shares of our subsidiary comdirect bank Aktiengesellschaft, Quickborn, from T-Online International AG, thereby raising our shareholding to just under 80%. This transaction reduced minority interests by €125m. We show the goodwill of €62m remaining after offsetting of the realized hidden reserves under Intangible assets.

consolidated income statement

	Notes	1.1.–30.9.2005 € m	1.1.–30.9.2004 € m	Change in %
Net interest income	(1)	2,339	2,266	3.2
Provision for possible loan losses	(2)	–526	–651	–19.2
Net interest income after provisioning		1,813	1,615	12.3
Net commission income	(3)	1,770	1,680	5.4
Net result on hedge accounting		–22	7	·
Trading profit	(4)	490	436	12.4
Net result on investments and securities portfolio (available for sale)	(5)	457	257	77.8
Other result	(6)	35	184	–81.0
Operating expenses	(7)	3,292	3,334	–1.3
Operating profit		**1,251**	**845**	**48.0**
Regular amortization of goodwill		–	61	·
Restructuring expenses		–	132	·
Pre-tax profit		**1,251**	**652**	**91.9**
Taxes on income		325	306	6.2
After-tax profit		**926**	**346**	·
Profit/loss attributable to minority interests		–94	–76	23.7
Consolidated profit		**832**	**270**	·

Earnings per share	**1.1.–30.9.2005**	**1.1.–30.9.2004**	Change in %
Operating profit (€ m)	1,251	845	48.0
Consolidated profit (€ m)	832	270	·
Average number of ordinary shares issued (units)	594,185,002	593,256,385	0.2
Operating profit per share (€)	2.11	1.42	48.6
Basic earnings per share (€)	1.40	0.46	·

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated profit. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

€ m	3rd quarter 2005	2nd quarter 2005	1st quarter 2005	4th quarter 2004	3rd quarter 2004	2nd quarter 2004	1st quarter 2004
Net interest income	771	847	721	747	719	806	741
Provision for possible loan losses	–151	–177	–198	–185	–199	–214	–238
Net interest income after provisioning	620	670	523	562	520	592	503
Net commission income	599	593	578	570	526	557	597
Net result on hedge accounting	–5	–5	–12	–1	14	–11	4
Trading profit	217	11	262	103	–9	131	314
Net result on investments and securities portfolio (available for sale)	79	84	294	82	23	180	54
Other result	6	26	3	9	35	82	67
Operating expenses	1,097	1,088	1,107	1,159	1,086	1,136	1,112
Operating profit	**419**	**291**	**541**	**166**	**23**	**395**	**427**
Regular amortization of goodwill	–	–	–	22	20	21	20
Restructuring expenses	–	–	–	–	132	–	–
Pre-tax profit	**419**	**291**	**541**	**144**	**–129**	**374**	**407**
Taxes on income	126	83	116	47	71	107	128
After-tax profit	**293**	**208**	**425**	**97**	**–200**	**267**	**279**
Profit/loss attributable to minority interests	–31	–33	–30	–5	–16	–27	–33
Consolidated profit	**262**	**175**	**395**	**92**	**–216**	**240**	**246**

consolidated balance sheet

Assets	Notes	30.9.2005 € m	31.12.2004 € m	Change in %
Cash reserve		4,183	4,888	–14.4
Claims on banks	(9, 11)	83,466	86,719	–3.8
Claims on customers	(10, 11)	164,806	150,277	9.7
Provision for possible loan losses	(12)	–5,314	–5,305	0.2
Positive fair values from derivative hedging instruments		6,576	3,920	67.8
Assets held for dealing purposes	(13)	111,579	102,081	9.3
Investments and securities portfolio	(14)	82,205	72,193	13.9
Intangible assets	(15)	883	801	10.2
Fixed assets	(16)	1,639	1,766	–7.2
Tax assets		5,884	5,811	1.3
Other assets	(17)	2,209	1,726	28.0
Total		**458,116**	**424,877**	**7.8**

Liabilities and equity	Notes	30.9.2005 € m	31.12.2004 € m	Change in %
Liabilities to banks	(18)	116,467	115,430	0.9
Liabilities to customers	(19)	118,773	105,064	13.0
Securitized liabilities	(20)	93,826	87,250	7.5
Negative fair values from derivative hedging instruments		10,570	8,653	22.2
Liabilities from dealing activities	(21)	88,691	80,006	10.9
Provisions	(22)	3,343	3,402	–1.7
Tax liabilities		3,972	3,893	2.0
Other liabilities	(23)	2,298	1,280	79.5
Subordinated capital	(24)	8,567	8,876	–3.5
Equity		11,609	11,023	5.3
Subscribed capital		1,553	1,546	0.5
Capital reserve		4,518	4,481	0.8
Retained earnings		3,389	3,383	0.2
Revaluation reserve		1,783	1,600	11.4
Measurement of cash flow hedges		–1,247	–1,214	2.7
Reserve arising from currency translation		–146	–192	–24.0
2004 consolidated profit*)		–	150	·
Consolidated profit 1.1.–30.9.2005		832	–	·
Total before minority interests		10,682	9,754	9.5
Minority interests		927	1,269	–27.0
Total		**458,116**	**424,877**	**7.8**

*) after allocation to retained earnings

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first nine months:

€ m	Sub-scribed capital	Capital reserve	Retained earnings	Revalu-ation reserve	Measure-ment of cash flow hedges	Reserve from currency trans-lation	Consoli-dated profit	Total before minority interests	Minority interests	Equity
Equity as of 31.12.2003	**1,545**	**4,475**	**3,286**	**1,240**	**–1,236**	**–219**	**0**	**9,091**	**1,213**	**10,304**
Changes due to new accounting rules		1	–19	–4				–22	–1	–23
Equity as of 31.12.2003	**1,545**	**4,476**	**3,267**	**1,236**	**–1,236**	**–219**	**0**	**9,069**	**1,212**	**10,281**
Capital increases								–	72	72
Issue of shares to employees	2	8						10		10
Allocation to retained earnings			212					212		212
Distributions								–	–85	–85
Consolidated profit							150	150		150
Profits/losses								–	81	81
Change in revalu-ation reserve				364				364	53	417
Change arising from cash flow hedges					22			22	–74	–52
Change in compa-nies included in consolidation and other changes	–1	–3	–96			27		–73	10	–63
Equity as of 31.12.2004	**1,546**	**4,481**	**3,383**	**1,600**	**–1,214**	**–192**	**150**	**9,754**	**1,269**	**11,023**
Capital increase								–	23	23
Issue of shares to employees	1	8						9		9
Allocation to retained earnings								0		0
Distributions							–150	–150	–81	–231
Consolidated profit							832	832		832
Profits/losses								–	94	94
Change in revalu-ation reserve				183				183	–34	149
Change arising from cash flow hedges					–33			–33	–70	–103
Group takeover of minority interests								–	–274	–274
Change in com-panies included in consolidation and other changes	6	29	6			46		87		87
Equity as of 30.9.2005	**1,553**	**4,518**	**3,389**	**1,783**	**–1,247**	**–146**	**832**	**10,682**	**927**	**11,609**

cash flow statement

€ m	2005	2004
Cash and cash equivalents as of 1.1.	**4,888**	**7,429**
Net cash provided by operating activities	9,371	5,383
Net cash used by investing activities	–9,673	–5,376
Net cash provided by financing activities	–415	–525
Total cash flow	**–717**	**–518**
Effects of exchange-rate changes	12	12
Cash and cash equivalents as of 30.9.	**4,183**	**6,923**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-30.9.2005 € m	**1.1.-30.9.2004** € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	8,928	8,071	10.6
Dividends from securities	77	79	–2.5
Current result on investments, investments in associated companies and holdings in subsidiaries	195	114	71.1
Current income from leasing	150	107	40.2
Interest received	*9,350*	*8,371*	*11.7*
Interest paid for subordinated capital and for securitized and other liabilities	6,892	6,028	14.3
Current expenses from leasing	119	77	54.5
Interest paid	*7,011*	*6,105*	*14.8*
Total	**2,339**	**2,266**	**3.2**

Due to the reformulation of IAS 39, we had to adjust the year-ago figures for Net interest income. The contra item relates to Net result on investments and securities portfolio.

The average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.85% (previous year: 2.75%).

(2) Provision for possible loan losses

	1.1.-30.9.2005	1.1.-30.9.2004	Change
	€ m	€ m	in %
Allocations	–682	–854	–20.1
Reversals of provisions	173	260	–33.5
Balance of direct write-downs and amounts received on written-down claims	–17	–57	–70.2
Total	**–526**	**–651**	**–19.2**

(3) Net commission income

	1.1.-30.9.2005	1.1.-30.9.2004	Change
	€ m	€ m	in %
Securities transactions	678	628	8.0
Asset management	450	425	5.9
Payment transactions and foreign commercial business	315	300	5.0
Guarantees	112	111	0.9
Income from syndicated business	68	77	–11.7
Other net commission income	147	139	5.8
Total	**1,770**	**1,680**	**5.4**

Net commission income includes €222m (previous year: €268m) of commissions paid.

(4) Trading profit

	1.1.-30.9.2005	1.1.-30.9.2004	Change
	€ m	€ m	in %
Net result on trading	584	498	17.3
Net result on the measurement of derivative financial instruments	–106	–62	71.0
Net result of applying fair value option	12	0	.
Total	**490**	**436**	**12.4**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-30.9.2005 € m	1.1.-30.9.2004 € m	Change in %
Result on available-for-sale securities	208	108	92.6
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	249	149	67.1
Total	**457**	**257**	**77.8**

We have adjusted the year-earlier figures due to the reformulated version of IAS 39, reclassifying the contra item under Net interest income.

(6) Other result

	1.1.-30.9.2005 € m	1.1.-30.9.2004 € m	Change in %
Other income	144	387	–62.8
Other expenses	109	203	–46.3
Total	**35**	**184**	**–81.0**

(7) Operating expenses

	1.1.-30.9.2005 € m	1.1.-30.9.2004 € m	Change in %
Personnel expenses	1,911	1,844	3.6
Other expenses	1,139	1,203	–5.3
Current depreciation on fixed assets and other intangible assets	242	287	–15.7
Total	**3,292**	**3,334**	**–1.3**

The first application of IFRS 2, which had to be made retroactively, led to an adjustment in the previous year of €24m in personnel expenses.

(8) Segment reporting

The Commerzbank Group's organization was altered in autumn 2004. As of January 1, 2005, we adjusted our segment reporting, and also the year-ago figures, to this new structure.

Retail Banking and Asset Management		**Corporate and Investment Banking**			**Group Investments and Others**	
Private and Business Customers	Asset Management	*Mittelstand*	International Corporate Banking	Corporates & Markets	Mortgage Banks	Others and Consolidation

We report on seven segments:

- Private and Business Customers includes branch business with retail, self-employed and business customers, private banking and the activities of comdirect bank.
- Asset Management comprises above all COMINVEST Asset Management, Jupiter International Group and Caisse Centrale de Réescompte, as well as Commerz-Grundbesitzgesellschaft.
- *Mittelstand* presents the results of corporate banking in Germany, the Central and Eastern European region and also CommerzLeasing und Immobilien.
- International Corporate Banking covers the regions Western Europe (excluding London), America, Asia, Africa and the Financial Institutions department.
- Corporates & Markets covers equities and bond trading, trading in derivative financial instruments, interest-rate and currency management, mergers & acquisitions as well as the London branch. The segment also includes the Bank's business with multinationals and larger corporates requiring capital-market products.
- Mortgage Banks consists of Eurohypo AG, which we include at equity in the consolidation, Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxembourg.
- Others and Consolidation registers the income and expenses which do not fall within the area of responsibility of the operational business lines.

The result generated by each individual segment is measured in terms of the operating profit, the pre-tax profit, the return on equity and the cost/income ratio. The return on equity is calculated on the basis of the relationship between the (operating or pre-tax) profit and the average amount of equity that is tied up. It shows the return on equity which has been achieved in the respective segment. The cost/income ratio in operating business reflects the segments' cost efficiency; it is based on the relationship between operating expenses and income before provisioning.

The interest rate of the investment yield as an imputed variable, which is included in the net interest income of the respective segment, corresponds to that of a long-term investment in the capital market. Instead of the previous rate of return on equity, the actual funding costs for the investments assigned to them from 2005 onwards as relevant for their business will be shown in the individual segments. The capital requirement for risk-weighted assets is 7%. The average amount of equity tied up is worked out in accordance with the Basel capital accord (BIS).

1.1.–30.9.2005	Retail Banking and Asset Management		Corporate and Investment Banking			Group Investments and Others		Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	International Corporate Banking	Corporates & Markets	Mortgage Banks	Others and Consolidation	
Net interest income	830	–4	887	206	144	373	–97	2,339
Provision for possible loan losses	–138	–	–337	–18	–6	–27	–	–526
Net interest income after provisioning	692	–4	550	188	138	346	–97	1,813
Net commission income	803	405	401	113	53	–7	2	1,770
Net result on hedge accounting	–	1	–	–	–	–20	–3	–22
Trading profit	2	6	52	10	541	–92	–29	490
Net result on investments and securities portfolio	1	8	4	30	–7	61	360	457
Other result	4	–1	10	2	7	–1	14	35
Revenue	*1,502*	*415*	*1,017*	*343*	*732*	*287*	*247*	*4,543*
Operating expenses	1,269	315	743	187	606	30	142	3,292
Operating profit	**233**	**100**	**274**	**156**	**126**	**257**	**105**	**1,251**
Regular amortization of goodwill	–	–	–	–	–	–	–	–
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**233**	**100**	**274**	**156**	**126**	**257**	**105**	**1,251**
Average equity tied up	**1,883**	**527**	**2,992**	**1,342**	**1,821**	**996**	**414**	**9,975**
Operating return on equity*) (%)	**16.5**	**25.3**	**12.2**	**15.5**	**9.2**	**34.4**	**·**	**16.7**
Cost/income ratio in operating business (%)	**77.4**	**75.9**	**54.9**	**51.8**	**82.1**	**9.6**	**·**	**64.9**
Return on equity of pre-tax profit*) (%)	**16.5**	**25.3**	**12.2**	**15.5**	**9.2**	**34.4**	**·**	**16.7**
Staff (average no.)	**10,465**	**1,697**	**8,609**	**1,312**	**925**	**208**	**8,270**	**31,486**

*) annualized

1.1.–30.9.2004	Retail Banking and Asset Management		Corporate and Investment Banking			Group Investments and Others		Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	International Corporate Banking	Corporates & Markets	Mortgage Banks	Others and Consolidation	
Net interest income	854	–8	848	227	155	145	45	2,266
Provision for possible loan losses	–137	–	–452	–36	–11	–15	–	–651
Net interest income after provisioning	717	–8	396	191	144	130	45	1,615
Net commission income	752	394	304	121	110	–9	8	1,680
Net result on hedge accounting	–	1	–	–	–	3	3	7
Trading profit	2	6	28	22	452	–78	4	436
Net result on investments and securities portfolio	5	8	1	21	10	74	138	257
Other result	13	26	74	14	–3	–2	62	184
Revenue	*1,489*	*427*	*803*	*369*	*713*	*118*	*260*	*4,179*
Operating expenses	1,236	292	695	173	749	26	163	3,334
Operating profit	**253**	**135**	**108**	**196**	**–36**	**92**	**97**	**845**
Regular amortization of goodwill	–	44	7	–	–	6	4	61
Restructuring expenses	–	–	–	–	132	–	–	132
Pre-tax profit	**253**	**91**	**101**	**196**	**–168**	**86**	**93**	**652**
Average equity tied up	**1,888**	**565**	**2,666**	**1,360**	**2,039**	**1,010**	**706**	**10,234**
Operating return on equity*) (%)	**17.9**	**31.9**	**5.4**	**19.2**	**–2.4**	**12.1**	**·**	**11.0**
Cost/income ratio in operating business (%)	**76.0**	**68.4**	**55.4**	**42.7**	**103.5**	**19.5**	**·**	**69.0**
Return on equity of pre-tax profit*) (%)	**17.9**	**21.5**	**5.1**	**19.2**	**–11.0**	**11.4**	**·**	**8.5**
Staff (average no.)	**10,160**	**1,669**	**8,012**	**1,341**	**1,350**	**187**	**8,653**	**31,372**

*) annualized

Notes to the balance sheet

(9) Claims on banks

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
due on demand	23,268	20,877	11.5
other claims	60,198	65,842	–8.6
with a remaining lifetime of			
less than three months	22,426	38,316	–41.5
more than three months, but less than one year	22,032	13,356	65.0
more than one year, but less than five years	7,384	6,661	10.9
more than five years	8,356	7,509	11.3
Total	**83,466**	**86,719**	**–3.8**
of which: reverse repos	37,025	35,436	4.5

Due to the reformulation of IAS 39, we now show Claims on banks not originated by the Bank, which previously appeared in the Investments and securities portfolio, under Claims on banks. We have adjusted the year-earlier figures.

(10) Claims on customers

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
with indefinite remaining lifetime	16,275	15,424	5.5
other claims	148,531	134,853	10.1
with a remaining lifetime of			
less than three months	37,228	27,046	37.6
more than three months, but less than one year	15,366	15,398	–0.2
more than one year, but less than five years	39,928	36,865	8.3
more than five years	56,009	55,544	0.8
Total	**164,806**	**150,277**	**9.7**
of which: reverse repos	20,772	10,744	93.3

Due to the reformulation of IAS 39, we now show Claims on customers not originated by the Bank, which previously appeared in the Investments and securities portfolio, under Claims on customers. We have adjusted the year-earlier figures.

(11) Total lending

	30.9.2005 € m	31.12.2004 € m	Change in %
Loans to banks*)	19,706	20,704	–4.8
Claims on customers*)	144,034	139,533	3.2
Bills discounted	353	311	13.5
Total	**164,093**	**160,548**	**2.2**

*) excluding reverse repos

(12) Provision for possible loan losses

Development of provisioning	**2005** € m	**2004** € m	Change in %
As of 1.1.	**5,678**	**5,854**	**–3.0**
Allocations	682	854	–20.1
Deductions	654	647	1.1
Utilized	481	387	24.3
Reversals	173	260	–33.5
Changes in list of consolidated companies	–	–	.
Exchange-rate changes/transfers	–	9	.
As of 30.9.	**5,706**	**6,070**	**–6.0**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision for lending risks of €526m (previous year: €651m) in the income statement (see Note 2).

Level of provisioning	**30.9.2005** € m	**31.12.2004** € m	Change in %
Specific valuation allowances	4,967	4,979	–0.2
Country valuation allowances	17	17	0.0
Global valuation allowances	330	309	6.8
Provisioning for balance-sheet items	**5,314**	**5,305**	**0.2**
Provisions in lending business	392	373	5.1
Total	**5,706**	**5,678**	**0.5**

After conservatively valued security in an amount of €1,494m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €4,590m (31.12.2004: €4,463m).

(13) Assets held for dealing purposes

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	21,847	20,137	8.5
Shares and other variable-yield securities	8,734	10,338	–15.5
Promissory notes held for trading purposes	510	798	–36.1
Positive fair values from derivative financial instruments	80,488	70,808	13.7
Total	**111,579**	**102,081**	**9.3**

(14) Investments and securities portfolio

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	74,824	64,320	16.3
Shares and other variable-yield securities	1,865	2,138	–12.8
Investments	2,996	3,217	–6.9
Investments in associated companies	2,377	2,379	–0.1
Holdings in subsidiaries	143	139	2.9
Total	**82,205**	**72,193**	**13.9**

Due to the reformulation of IAS 39, we now show Claims on banks and customers not originated by the Bank, which previously appeared in the Investments and securities portfolio, under Claims on banks and Claims on customers. We have adjusted the year-earlier figures.

(15) Intangible assets

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Goodwill	769	697	10.3
Other intangible assets	114	104	9.6
Total	**883**	**801**	**10.2**

(16) Fixed assets

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Land and buildings	737	762	–3.3
Office furniture and equipment	739	859	–14.0
Leased equipment	163	145	12.4
Total	**1,639**	**1,766**	**–7.2**

(17) Other assets

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Collection items	180	211	–14.7
Precious metals	572	350	63.4
Sundry assets, including deferred items	1,457	1,165	25.1
Total	**2,209**	**1,726**	**28.0**

(18) Liabilities to banks

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
due on demand	21,883	17,808	22.9
with remaining lifetime of	94,584	97,622	–3.1
less than three months	57,920	65,821	–12.0
more than three months, but less than one year	19,996	14,271	40.1
more than one year, but less than five years	4,906	5,311	–7.6
more than five years	11,762	12,219	–3.7
Total	**116,467**	**115,430**	**0.9**
of which: repos	33,074	36,695	–9.9

(19) Liabilities to customers

	30.9.2005 € m	31.12.2004 € m	Change in %
Savings deposits	14,071	16,892	–16.7
with agreed period of notice of			
three months	13,155	15,797	–16.7
more than three months	916	1,095	–16.3
Other liabilities to customers	104,702	88,172	18.7
due on demand	50,883	36,482	39.5
with agreed remaining lifetime of	53,819	51,690	4.1
less than three months	39,966	39,593	0.9
more than three months, but less than one year	4,226	2,870	47.2
more than one year, but less than five years	2,722	2,843	–4.3
more than five years	6,905	6,384	8.2
Total	**118,773**	**105,064**	**13.0**
of which: repos	29,520	15,764	87.3

(20) Securitized liabilities

	30.9.2005 € m	31.12.2004 € m	Change in %
Bonds and notes outstanding	81,315	76,478	6.3
Money-market instruments outstanding	12,472	10,677	16.8
Own acceptances and promissory notes outstanding	39	95	–58.9
Total	**93,826**	**87,250**	**7.5**

Remaining lifetimes	30.9.2005 € m	31.12.2004 € m	Change in %
due on demand	9	48	–81.3
with agreed remaining lifetime of	93,817	87,202	7.6
less than three months	13,016	16,733	–22.2
more than three months, but less than one year	18,438	15,643	17.9
more than one year, but less than five years	48,312	42,279	14.3
more than five years	14,051	12,547	12.0
Total	**93,826**	**87,250**	**7.5**

(21) Liabilities from dealing activities

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Currency-based transactions	4,409	9,204	–52.1
Interest-based transactions	74,631	60,886	22.6
Delivery commitments arising from short sales of securities	3,902	5,600	–30.3
Sundry transactions	5,749	4,316	33.2
Total	**88,691**	**80,006**	**10.9**

(22) Provisions

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	1,566	1,495	4.7
Other provisions	1,777	1,907	–6.8
Total	**3,343**	**3,402**	**–1.7**

The year-earlier figures for Other provisions have been adjusted, due to the first-time application of IFRS 2.

(23) Other liabilities

Other liabilities of €2,298m include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities.

(24) Subordinated capital

	30.9.2005	31.12.2004	Change
	€ m	€ m	in %
Subordinated liabilities	5,623	5,673	–0.9
Profit-sharing rights outstanding	1,895	2,111	–10.2
Measuring effects (IAS 39)	792	819	–3.3
Deferred interest	257	273	–5.9
Total	**8,567**	**8,876**	**–3.5**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	30.9.2005	**31.12.2004**	Change
	€ m	€ m	in %
Core capital	9,781	10,484	–6.7
Supplementary capital	6,881	7,139	–3.6
Total liable capital	**16,662**	**17,623**	**–5.5**
Tier III capital	–	–	.
Eligible own funds	**16,662**	**17,623**	**–5.5**

as of 30.9.2005			**Capital charges in %**				**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	92,927	7,087	–	12,805	–	–	112,819
Traditional off-balance-sheet business	4,255	17,347	97	697	288	69	22,753
Derivatives business in investment portfolio	–	2,254	–	5,218	–	–	7,472
Risk-weighted assets, total	**97,182**	**26,688**	**97**	**18,720**	**288**	**69**	**143,044**

Risk-weighted market-risk position multiplied by 12.5	3,550
Total items to be risk-weighted	146,594
Eligible own funds	16,662
Core capital ratio (excluding market-risk position)	6.8
Core capital ratio (including market-risk position)	6.7
Own funds ratio (including market-risk position)	11.4

as of 31.12.2004	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	89,855	6,787	–	11,253	–	–	107,895
Traditional off-balance-sheet business	3,776	15,474	84	755	286	55	20,430
Derivatives business in investment portfolio	–	2,467	–	4,115	–	–	6,582
Risk-weighted assets, total	**93,631**	**24,728**	**84**	**16,123**	**286**	**55**	**134,907**

Risk-weighted market-risk position multiplied by 12.5	4,838
Total items to be risk-weighted	139,745
Eligible own funds	17,623
Core capital ratio (excluding market-risk position)	7.8
Core capital ratio (including market-risk position)	7.5
Own funds ratio (including market-risk position)	12.6

(26) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.17 at end-September 2005 (31.12.2004: 1.14). This was 17% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €22.1bn (31.12.2004: €18.5bn).

(27) Off-balance-sheet commitments

	30.9.2005 € m	**31.12.2004** € m	Change in %
Contingent liabilities	27,059	24,541	10.3
from rediscounted bills of exchange credited to borrowers	3	2	50.0
from guarantees and indemnity agreements	27,056	24,539	10.3
Irrevocable lending commitments	37,345	36,977	1.0
Other commitments	147	11	.

Provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

(28) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.9.2005	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	**Total**	positive	negative
Foreign currency-based forward transactions	254,552	134,914	67,350	456,816	4,994	4,916
Interest-based forward transactions	1,500,766	1,430,069	1,211,864	4,142,699	77,909	84,680
Other forward transactions	84,047	214,938	16,097	315,082	4,161	5,763
Total	**1,839,365**	**1,779,921**	**1,295,311**	**4,914,597**	**87,064**	**95,359**
of which: traded on a stock exchange	*106,252*	*54,254*	*8,514*			

31.12.2004	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	**Total**	positive	negative
Foreign currency-based forward transactions	268,952	119,264	61,901	450,117	9,578	9,878
Interest-based forward transactions	1,398,880	1,244,024	1,022,452	3,665,356	61,408	68,737
Other forward transactions	71,369	154,369	10,992	236,730	3,742	4,444
Total	**1,739,201**	**1,517,657**	**1,095,345**	**4,352,203**	**74,728**	**83,059**
of which: traded on a stock exchange	*159,740*	*16,679*	*8,432*			

(29) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes to our 2004 annual report on pages 78ff.

Portfolio	30.9.2005 € m	31.12.2004 € m
Commerzbank Group	**30.9**	**54.7**
Corporates & Markets (Securities)	24.5	50.7
Treasury	11.6	12.4

(30) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**30.9.2005**	**31.12.2004**	**30.9.2005**	**31.12.2004**	**30.9.2005**	**31.12.2004**
Assets						
Cash reserve	4.2	4.9	4.2	4.9	–	–
Claims on banks	83.5	86.7	83.5	86.7	–	–
Claims on customers	167.2	152.7	164.8	150.3	2.4	2.4
Hedging instruments	6.6	3.9	6.6	3.9	–	–
Assets held for dealing purposes	111.6	102.1	111.6	102.1	–	–
Investments and securities portfolio	82.2	72.2	82.2	72.2	–	–
Liabilities						
Liabilities to banks	116.6	115.4	116.5	115.4	0.1	–
Liabilities to customers	118.9	105.2	118.8	105.1	0.1	0.1
Securitized liabilities	94.2	87.8	93.8	87.3	0.4	0.5
Hedging instruments	10.6	8.7	10.6	8.7	–	–
Liabilities from dealing activities	88.7	80.0	88.7	80.0	–	–
Subordinated capital	8.6	8.9	8.6	8.9	–	–

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €1.8bn as of September 30, 2005 (31.12.2004: €1.8bn). For the most part, cash flow hedges are used for covering these items. As of September 30, 2005, the measurement of cash flow hedges yielded a figure of -€1.2bn (31.12.2004: -€1.2bn). As of both September 30, 2005 and December 31, 2004, the unrealized appreciation in interest-bearing assets and liabilities exceeded the negative measurement of cash flow hedges.

(31) Treasury shares

	Number of shares*) units	**Accounting par value in €1,000**	**Percentage of share capital**
Shares held on 30.9.2005	1,685,646	4,383	0.28
Highest number purchased in financial year	17,619,857	45,812	2.94
Shares pledged to the Bank by customers, as of 30.9.2005	4,523,311	11,761	0.76
Shares purchased in the financial year	82,597,286	214,753	–
Shares sold in the financial year	85,014,929	221,039	–

*) Accounting par value per share: €2.60

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing.
Dr. h.c. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Andreas de Maizière
(until July 15, 2005)

Klaus M. Patig

Dr. Eric Strutz

Nicholas Teller

*) elected by the Bank's employees

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
791 branches in Germany

Major group companies and holdings

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
Eurohypo AG, Eschborn
Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank (Rt.), Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Korea Exchange Bank, Seoul

Foreign branches
Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

disclaimer

RESERVATION REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.

COMMERZBANK

